

June 11, 2015

Jason E. Wilkinson
President
Alpine Auto Brokers, Inc.
749 South State Street
Salt Lake City, UT 84121

> **Re:** **Alpine Auto Brokers, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 14, 2015**
> **File No. 333-204161**

Dear Mr. Wilkinson:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. Please disclose on your prospectus cover page that you have received a going concern opinion from your auditor.

Prospectus Summary, page 5

2. We note that you were incorporated as Alpine Auto Brokers, Inc. on May 12, 2011 and acquired 100 percent of the membership interests of Alpine Auto Brokers, LLC on January 1, 2014. We also note that you now operate through your wholly-owned subsidiary, Alpine Auto Brokers, LLC. Please tell us when you commenced your operations of selling vehicles.

Risk Factors

<u>As a result of placing your invested funds into a separate corporate account as opposed to an escrow account, the funds are subject to attachment by creditors . . ., page 10</u>

3. Please clarify whether you have plans to file for bankruptcy or whether you know that your creditors plan to file an involuntary bankruptcy petition against you.

Use of Proceeds, page 15

4. We note that your independent registered public accountants have issued a going concern opinion. We also note your disclosure on page 15 that the net proceeds of this offering and cash flow from operations, if any, will be adequate to satisfy your capital needs for approximately 12 months following consummation of the offering. Please provide an estimate as to the amount of capital you will need to continue as a going concern over the next 12 months. Please also discuss this estimate in your Risk Factors and Management's Discussion and Analysis sections.

Dilution, page 16

5. We are unable to recalculate the amounts included in the table on page 17 illustrating dilution to investors on a per share basis as well as the percent dilution per share. Dilution should reflect the difference in the public offering price per share and the pro forma net tangible book value per share after the offering. The increase attributable to investors in the offering should reflect the difference between the net tangible book value per share before and after the offering. Please revise your calculations or show us how they are appropriate.

6. Please also disclose a comparison of the public contribution under the proposed public offering and the effective cash contribution of officers, directors, promoters and affiliated persons. See Item 506 of Regulation S-K.

Description of Business, page 23

7. We note your disclosure on page 5 that to accomplish your goals, you expect that you will need to "purchase vehicles at a greater rate, and possibly move to a better retail location." Please describe the rate at which you have purchased vehicles and describe your dealership, including its size.

8. We note your disclosure on page 5 that you "hope that having a greater selection of vehicles available at any given time will further increase demand." Please describe your selection of vehicles, the size of your inventory, and demand for your vehicles.

<u>Our Products, page 25</u>

9. You mention that the majority of your customers have good credit and get their financing from local banks and credit unions. Clarify whether or not you provide financing for any of the vehicles you sell.

<u>Expansion of Operations, page 25</u>

10. You refer to your website www.alpineab.com, however, this web-site appears to be affiliated with a different business as the business is located in California and appears to offer only classic cars. Please revise to provide your web-site address or, if you do not yet have a web-site, please state as much.

<u>Sales and Distribution Strategy, page 26</u>

11. We note your disclosure on page 26 that you intend to engage in traditional online media advertising. Please describe how you currently solicit customers for your business.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Results of Operations for the years ended December 31, 2013 and 2014, page 29</u>

12. Please revise your discussion of results of operations to provide more insight to your investors regarding the underlying factors contributing to the increases or decreases in the components of your net income. As one example, explain why vehicle sales decreased from 2013 to 2014. Refer to Item 303 of Regulation S-K.

<u>Liquidity and Capital Resources, page 29</u>

13. You state here that you are able to maintain cash from operations for the next 12 months. However, elsewhere in your prospectus you state that cash from operations, if any, will be insufficient to finance operations for the next 12 months and that you also need the proceeds from this offering. Please revise for consistency.

14. We refer again to your statement that you are able to maintain cash from operations for the next 12 months. Please provide investors with additional information to understand the context of this statement, such as what caused the increase in cash flow from 2013 to 2014 and on what assumptions your ability to maintain that level of cash flow are based.

Part II: Information Not Required in Prospectus

Indemnification of Officers and Directors, page 36

15. Please state the general effect of any statute, including the laws of the state of Nevada, under which your controlling persons, directors and officers are insured or indemnified in any manner against liability which she may incur in her capacity as such. Please see Item 702 of Regulation S-K.

Financial Statements and Exhibits

Consolidated Financial Statements, page F-1

16. Please update your financial statements and the related disclosures, including Management's Discussion and Analysis, as necessary, to comply with Rule 8-08 of Regulation S-X at the effective date.

Report of Independent Registered Public Accounting Firm, page F-1

17. Please obtain and file a revised audit report that includes the date the opinion was issued. Please refer to Rule 2-02(a) of Regulation S-X.

18. We also note that the opinion paragraph refers to Alpine Auto Brokers, LLC. Please obtain and file a revised audit report that clearly opines on the financial statements of Alpine Auto Brokers, Inc.

Consolidated Statements of Operations, page F-3

19. Please revise your statements of operations to include earnings (loss) per share or tell us why you do not believe it is required.

Note 1 – Organization and History, page F-6

20. We note your statement that you provide services for a fee of purchasing, arranging, assisting, or effecting the purchase of an automobile as an agent or intermediary for a consumer. Please explain your business model to us in more detail, including the following.

- Please tell us if you take title to the cars you purchase and have general inventory risk until that car is sold to a consumer.

- Please tell us if the customer is already identified at the time you purchase a car from a supplier and if that customer determines the car to be purchased by you.

- It appears that you recognize revenue for the gross amount of the vehicle sold and cost of sales for the cost of purchasing the vehicle. Please tell us how you determined this was appropriate as opposed to recognizing the net commission or fee retained as an agent. Refer to ASC 605-45-45.

Note 4 – Related Party Transactions, page F-8

21. We note your statement that you use a related-party due to/from account for reimbursing automobile purchases and sales. Please explain these accounts and transactions to us in more detail. Please tell us if your suppliers or customers are related parties and the nature of your relationship with them.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Jason E. Wilkinson
Alpine Auto Brokers, Inc.
June 11, 2015
Page 6

You may contact Lisa Sellars, Staff Accountant, at 202-551-3348 if you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman, Staff Attorney, at 202-551-3797 or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Chase Chandler